

July 23, 2010

Mr. Steven J. Ford
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, NC  28277

   **RE: Carlisle Companies Incorporated**
      **Form 10-K for the Fiscal Year ended December 31, 2009**
      **Forms 10-Q for the Fiscal Quarters ended March 31, 2010**
      **Schedule 14A filed on March 18, 2010**
      **File No. 1-9278**

Dear Mr. Ford:

   We have reviewed these filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</p>

Item 1 – Business, page 1

Financial Information About Industry Segments, page 2

1. The presentation of total segment EBIT represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote.  As such, you should ensure either:
 (a) it is not presented elsewhere in the filing or
 (b) you present the disclosures required by Item 10(e) of Regulation S-K.  Any disclosures elsewhere in the filing should:
  &bull; identify this amount as a non-GAAP performance measure,

- present the most directly comparable GAAP measure with equal or greater prominence,
- reconcile in sufficient detail from the non-GAAP measure to the GAAP measure,
- explain why your management believes that this measure provides useful information to investors,
- state how your management uses the non-GAAP measure,
- provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
- state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 104.04 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Item 8 – Financial Statements and Supplementary Data, page 37

Consolidated Statement of Shareholders' Equity, page 40

2. Please include in future filings a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Note 1 – Summary of Accounting Policies, page 41

General

3. Please disclose in future filings the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

4. Please disclose in future filings the line item(s) in which you include depreciation and amortization.  If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.  Please show us in your supplemental response what the revisions will look like.

Foreign Currency Translation, page 44

5. Please disclose in future filings the aggregate amount of transaction gain or loss included in determining net income for each period presented.  Refer to FASB ASC 830-20-45-1.

Note 2 – Fire Gain, page 46

6. Please tell us how you classified the insurance proceeds related to the Bowdon, GA plant fire within your statement of cash flows.  In doing so, please tell us the amount of the proceeds included in each category and how you determined your classification was appropriate.

Note 9 – Acquisition, page 53

7. Please tell us what consideration you gave to presenting the disclosures required by FASB ASC 805-10-50-2(h).

Note 15 – Earnings Per Share, page 67

8. You disclose that you have excluded the dilutive impact of the unvested restricted shares and restricted stock units.  Please tell us why you believe the exclusion of these shares from your diluted EPS computations is appropriate.  Refer to FASB ASC 260-10-45-48 and 260-10-45-60B.

Note 17 – Commitments and Contingencies, page 68

9. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your

accounting complies with FASB ASC 840.  Please show us in your supplemental response what the revisions will look like.

Note 20 – Fair Value Measurements, page 75

10. Please revise your disclosure in future filings to present the quantitative disclosures related to all assets and liabilities that are measured at fair value on a non-recurring basis using a tabular format.  Refer to FASB ASC 820-10-50-8.  Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

11. Please address the above comments in your interim filings as well, as applicable.

DEFINITIVE PROXY ON SCHEDULE 14A FILED MARCH 18, 2010

Board of Directors, page 4

B.  Specific Experience and Skills of Directors, page 8

12. In future filings, please disclose whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director.  If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

Executive Compensation Discussion and Analysis, page 17

13. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure in not necessary and describe the process you undertook to reach that conclusion.

\*    \*    \*    \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters.  Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief